January 19, 2016
Securities and Exchange Commission
Division of Corporation Finance
100 First Street, NE
Mail Stop 3561
Washington, DC 20549
 Attention: Ms. Michelle M. Stasny and Mr. Hughes Bates

Re:	Navient Funding, LLC Registration Statement on Form SF-3 Filed December 23, 2015 File No. 333-208734

Dear Ms. Stasny and Mr. Bates:

On December 23, 2015, our client, Navient Funding, LLC (the “Company”), filed with the Securities and Exchange Commission a Registration Statement on Form SF-3 (the “Registration Statement”), including a form of prospectus for use in offering a series of asset-backed notes (the “Prospectus”) and certain exhibits (the “Exhibits” and, together with the Registration Statement and Prospectus, the “Documents”).  On January 15, 2016, we received your oral comment (the “Oral Comment”) on the Documents.  Submitted below, on behalf of the Company, is the Company’s response (the “Response”) to the Oral Comment.

For your convenience, the Response has been placed within the heading indicated for the Oral Comment, and the text of the Oral Comment is presented in bold italics before the Response.

Exhibit 36.1 – Form of Depositor Certification

Comment:

We note that your form of certification does not specify that the certification will be signed by the chief executive officer.  Please file a revised form of certification that indicates in the signature block that the certification will be signed by the chief executive officer of the depositor as a Part II amendment to the Form SF-3.  Refer to General Instruction I.B.1(a) of Form SF-3.

Response:

On behalf of the Company, we confirm that the form of depositor certification filed in connection with each takedown will include the title “Chief Executive Officer” in the signature block.

Should you have any further questions or comments please contact me at 212-309-6200.

Regards,

/s/ Reed D. Auerbach

Reed D. Auerbach

cc:	Katherine Adkins, Esq.